Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated March 26, 2025 regarding the audited consolidated annual results of the Company for the year ended December 31, 2024 (the “Annual Results Announcement”). Unless otherwise specified, capitalized terms used in this announcement have the same meanings as those defined in the Annual Results Announcement.

The Company would like to clarify that the discrepancy between (a) the final dividend of RMB0.828 (tax inclusive) per share and the special dividend of RMB0.828 (tax inclusive) per share disclosed on page 27 of the Annual Results Announcement, and (b) the final dividend of RMB0.83 (tax inclusive) per share and the special dividend of RMB0.83 (tax inclusive) per share as stated in Note 10 to the consolidated financial statements on page 41 of the Annual Results Announcement, is purely due to rounding to different decimal places.

The amounts of RMB0.828 (tax inclusive) per share for both the final dividend and the special dividend, as set out on page 27 of the Annual Results Announcement, represent more precise figures for the purpose of dividend distribution, which are calculated based on (a) the total final dividend amount of RMB275.0 million and total special dividend amount of RMB275.0 million, respectively, and (b) the number of issued Shares (excluding the treasury shares) as of the date of the Annual Results Announcement. In light of the above, the Company expected to distribute a final dividend of RMB0.828 (tax inclusive) per share and a special dividend of RMB0.828 (tax inclusive) per share based on the number of issued Shares of the Company (excluding the treasury shares) as of the date of this announcement. As disclosed in the Annual Results Announcement, the actual per share dividend amount remains subject to adjustment depending on the number of issued Shares (excluding the treasury shares) entitled to dividend distribution as of the record date for dividend distribution, and the equivalent U.S. dollar and Hong Kong dollar amounts are also subject to exchange rate adjustment.

Save as disclosed above, all other information in the Annual Results Announcement shall remain unchanged.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, March 27, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as nonexecutive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.